Exhibit 99.7

Press Release

Total signs a Memorandum of Understanding with the State of Papua New Guinea on the key terms of the Gas Agreement of the Papua LNG Project and launches engineering studies

Port Moresby, November 16th 2018 - Total and its partners ExxonMobil and Oil Search have signed a Memorandum of Understanding (MoU) with the Independent State of Papua New Guinea defining the key terms of the Gas Agreement for the Papua LNG Project.

The MoU was signed during the Asia Pacific Economic Conference (APEC) in Port Moresby, in presence of Peter O’Neill, Prime Minister of Papua New Guinea, and Patrick Pouyanné, Chairman and CEO of Total. The proposed Gas Agreement is expected to be finalized by Q1 2019.

Total is the operator of the Elk and Antelope onshore fields and is the largest shareholder in PRL-15 with a 31.1% interest, alongside partners ExxonMobil (28.3%) and Oil Search (17.7%), post the State back-in right of 22.5%.

The Papua LNG Project will encompass two LNG trains of 2.7 MTPA each and will be developed in synergy with the existing PNG LNG project facilities. Total and its partners have agreed to launch the first phase of the engineering studies of this project.

“The MoU signed by the State of PNG and the partners of the Papua LNG project is an important step in all the parties' commitment to the project”, said Patrick Pouyanné, Chairman and CEO of Total. “Investing in LNG is a long term enterprise and our objective is to be able to make the project as competitive as possible. Total being the second-largest world private LNG player, we are fully committed to the success of the Papua LNG project, which benefits from a favorable geographical location close to Asian markets.”

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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